SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 9, 2022, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2022	09/30/2021
Results of the period (three-month period)	1,297	(1,855)
Attributable to:
Shareholders of the controlling company	1,162	(1,097)
Non-controlling interest	135	(758)

2. Other integral results of the period	in million ARS
	09/30/2022	09/30/2021
Other integral results of the period (three-month period)	(260)	(299)
Attributable to:
Shareholders of the controlling company	(245)	(297)
Non-controlling interest	(15)	(2)

3. Total integral results of the period	in million ARS
	09/30/2022	09/30/2021
Total integral results of the period (three-month period)	1,037	(2,154)
Attributable to:
Shareholders of the controlling company	917	(1,394)
Non-controlling interest	120	(760)

4. Equity details	in million ARS
	09/30/2022	09/30/2021
Share Capital	800	657
Treasury shares	11	2
Comprehensive adjustment of capital stock and of treasury shares	42,005	41,904
Warrants	3,556	3,556
Additional paid-in capital	80,401	48,228
Premium for trading of treasury shares	293	296
Legal Reserve	3,803	3,207
Special Reserve (Resolution CNV 609/12)	28,245	28,245
Cost of treasury share	(1,592)	(511)
Reserve for future dividends	5,084	5,084
Reserve for conversion	410	981
Special Reserve	1,631	63,026
Other reserves	(14,050)	(14,304)
Retained earnings	43,436	(58,105)
Shareholders’ Equity attributable to controlling company’s shareholders	194,033	122,266
Non-controlling interest	13,352	41,043
Total shareholder's equity	207,385	163,309

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 810,888,515 (equivalent to 81,088,851 GDS, including treasury shares) which is divided into  810,879,553 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each and 8,962 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each in registration process.

The Company's market capitalization as of September 30, 2022, was approximately USD 330 million. (81,088,851 GDS with a price per GDS of USD 4.07)

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 436,031,776 shares directly and indirectly (through Helmir S.A.), which represents 54.53% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2022, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 363,552,437 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 45.5% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued, which empower the shareholders to buy up to 80 million new shares at a price of USD 0.432 for each share. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, 53,840 warrants have been exercised and the amount outstanding is 79,946,160.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 890,834,675. We also inform that if Cresud were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,644,626 ordinary shares, which would mean a 54.52% stake on the share capital, that is, 485,676,402 shares.

Among the news of the period ended on September 30, 2022 and subsequent, the following can be highlighted:

●
The net result for the first quarter of fiscal year 2023 registered a gain of ARS 1,297 million compared to a loss of ARS 1,855 million in the previous fiscal year.

●
The rental adjusted EBITDA reached ARS 5,796 million, ARS 4,575 million in the Shopping Malls segment, ARS 562 million in the Offices segment and ARS 659 million in the Hotels segment, 46.6% higher than the first quarter of the previous year. Total adjusted EBITDA, which includes the sale of one floor of “200 Della Paolera” building, reached ARS 6,696 million, increasing 93.9% in the period.

●
Real tenant sales in shopping malls grew by 21.9% in the first quarter of 2023 compared to the same period in 2020, not affected by the pandemic. Portfolio occupancy grew slightly to 93.7%.

●
The hotel segment registered record revenue levels during the first quarter of fiscal year 2023, motivated by the Llao Llao resort, in the city of Bariloche. The EBITDA of the segment increased by 357.6% compared to the same period of 2022.

●
During the period, we finalized the share repurchase plan launched in the previous fiscal year. The company acquired 1.16% of the capital stock for the sum of ARS 995 million.

●
Since November 8th, 2022, the Company made available to its shareholders a cash dividend for ARS 4,340 million, equivalent to ARS/share 5.41438 and ARS/ADR 54.1438.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 9, 2022